

Jason Harvison

President and Chief Executive Officer

Jason has been with Elevate since 2003. He has held various senior roles prior to his appointment as COO in 2014. In 2019, he was named CEO. In this role, Jason is focused on operational and financial performance -- including the development and implementation of the firm's strategic priorities. He also oversees Elevate products, customer acquisition and servicing activities. Prior to joining Elevate, Jason managed a $225 million loan portfolio and generated more than $400 million in new loans for Guaranty Bank, a $2 billion consumer and commercial bank.

Jason graduated from Texas A&M University with a degree in Finance. In his free time, Jason is an avid fly fisherman and bleeds maroon.